

April 3, 2012

Via E-mail
Sashi Jagdishan
Group Head Finance
HDFC Bank Limited
HDFC Bank House, Senapati Bapat Marg
Lower Parel, Mumbai. 400 013, India

> **Re:** **HDFC Bank Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed September 30, 2011**
> **File No. 001-15216**

Dear Mr. Jagdishan:

We have reviewed your March 26, 2012 response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

Top Ten Non-Performing Loans, page 67

1. Please refer to our prior comment seven in our letter dated February 27, 2012. We note your helpful proposed disclosure revisions. For the purpose of clarity and so a reader can understand your potential exposure should cash flows change for one or more of your material non-performing loans, please revise to disclose either the total collateral value available for these loans, or the value of the collateral that relates to your percentage or range of percentages.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(i) Allowance for Credit Losses, page F-11

2. Please refer to our prior comment ten. We note your proposed disclosure and that your defined delinquency levels at which you charge off your retail loans varies widely. To give a reader a clearer understanding of what types of loans are charged off at a particular delinquency level, please revise your disclosure on page 64 to provide this disclosure by major loan type (i.e. credit card, mortgage, etc.).

11. Loans, page F-23

3. Please refer to our prior comment 11. We note your response, but it remains unclear how you considered all of the guidance in paragraphs 16 through18 in ASC 310-10-55. In particular, we note your consideration of common risk characteristics of your loan portfolio but could not locate any discussion about the level on which you monitor and assess these loans for credit risk. If you do not disaggregate this portfolio further for the purposes of monitoring credit risk or determining the appropriate level of allowance for loan losses, please clearly state that fact. If you do disaggregate this portfolio further, please clearly tell us how you considered the guidance in ASC 310-10-55-16(b).

4. Please refer to our prior comment 12. We note in your response that loan to value ratios are only considered to be a credit quality indicator for loans against securities. We also note on page 71 where you discuss your process for estimating the allowance for loan losses for retail loans that you disclose a loan to value measure for a majority of your mortgages. Given this disclosure and the information included in your response, it is unclear if you monitor loan to value data on an ongoing basis for your mortgages, and if so, the extent to which you consider this information when determining an appropriate level of allowance for loan losses. Please revise your disclosure in future filings to address the following:

    • State whether the 75% loan to value related to the majority of your mortgages is the loan to value upon origination or the updated loan to value at the reporting date. If it is the loan to value upon origination, please state that fact, and please revise your disclosure in future filings to disclose an updated loan to value, if reasonably available, so a reader may understand significant trends in your loan portfolio.

    • Discuss whether you monitor the loan to value related to your mortgages or any other type of retail loan with loan to value ratios on a regular basis. If not, please clearly disclose that fact. If so, please also disclose that fact and tell us why you do not believe this constitutes a credit quality indicator.

34. Business Combinations, page F-56

    5. Please refer to prior comment 14. It is still not entirely clear how you separated the cash flows used in the valuation of the branch network intangible asset from the cash flows considered in valuing certain of the other assets in the acquisition. In your response to our prior comment four in our letter dated June 24, 2011, you state that you used the income approach to determine the cash flows used to value the branch network intangible by "considering what could be the probable maintainable income that a market participant could earn because of the benefit of having these branches/relationships in place." It would seem that these cash flows would contemplate income that a market participant would expect to receive, which would include both the current revenue streams of CBoP as well as the incremental revenue streams related to new products similar to those you consider in your customer list intangible, such as credit and debit cards, custody and depository services, services related to payment and collection of taxes and sale of gold and silver bars. In your response to our prior comment 14 in our letter dated February 27, 2012, you stated that you determined the value of the customer list by the cost approach, which appeared to consider cash flows you would expend to get access to those customers. It remains unclear how these valuation techniques are not capturing overlapping value. In your letter dated August 10, 2011, you stated that you excluded the value of the customer list from the value of the branch network intangible in the definitions of the respective assets, but you did not explain how it was excluded in your description of the respective valuation techniques. Please tell us, and disclose in future filings, the following:

- Clarify how the cash flows related to the "probable maintainable income that a marketplace participant could earn because of the benefit of the branches" were determined. As part of your response, please clarify how the income was separate and distinct from the cash flows that would have been considered in the valuation of existing loans, the customer list intangible and the core deposit intangible.

- Discuss the nature of the costs that were factored into the valuation of the branch network intangible.

- Your response indicates that RBI's policy for opening of branches is tightly regulated. Please clarify if you factored in the costs of any fees in obtaining the license into the valuation.   Please also clarify if you factored in the costs to develop the branches into the valuation of the intangible, and if so, how you determined that was appropriate and separate and distinct from the premises and equipment recognized in the transaction.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant